BloomZ Inc.

December 27, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rufus Decker Erin Jaskot Alyssa Wall
Tony Watson

Re:	BloomZ Inc.
Registration Statement on Form F-1
Filed October 31, 2023
File No. 333-275223

Ladies and Gentlemen:

This letter is in response to the letter dated November 27, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to BloomZ Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the Registration Statement on Form F-1 (“Amendment No. 1”) is being filed to accompany this letter.

Registration Statement on Form F-1

Corporate History and Structure, page 34

1. We note your response to comment 6. To provide additional context to investors, please expand your disclosure in this section to explain the issuance of shares to the 12 investors in BloomZ Japan and the subsequent acquisition of such shares by BloomZ Cayman.

In response to the Staff’s comments, we have revised our disclosure on page 34 of Amendment No. 1 to provide an expanded explanation as to the issuance of shares to the 12 investors in BloomZ Japan and the subsequent acquisition of such shares by BloomZ Cayman.

Results of Operations, page 36

2. We note your response to comment 7. We also note your disclosure that your business “was substantially and adversely affected during the fiscal years ended September 30, 2022 and 2021.” Please expand your disclosure to describe the substantial and adverse impact of COVID-19 on your results of operations during those periods to provide additional context to investors as to why the results changed in the six month period ended March 31, 2023.

In response to the Staff’s comments, we have revised our disclosure on pages 6, 13, 14 and 36 of Amendment No. 1 to expand our disclosure to describe the substantial and adverse impact of COVID-19 on our results of operations during the fiscal years ended September 30, 2022 and 2021 to provide additional context to investors as to why the results changed in the six-month period ended March 31, 2023.

Business

Our Competitive Strengths

Strong Support from a Large Video Game-Producing Company, page 47

3. We note your response to comment 8 and your disclosure regarding the voice actors from your company who have been featured in recent CyberStep video games. We also note your disclosure that the video games produced by CyberStep are “exclusively suitable for [your] collaborating voice actors and affiliated VTubers with specific teams” but that CyberStep does not enter into agreements with your voice actors and affiliated VTubers on an exclusive basis and instead takes into account CyberStep’s specific needs before entering into service agreements “from time to time.” Please revise your disclosure to clarify or remove the disclosure implying CyberStep games are exclusively suitable for your voice actors and affiliated VTubers.

In response to the Staff’s comments, we have revised our disclosure on pages 12 and 47 of Amendment No. 1 to remove the disclosure implying CyberStep games are exclusively suitable for our voice actors and affiliated VTubers.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Kazusa Aranami
Name:	Kazusa Aranami
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC